O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

May 11, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Response to the Staff’s Comment Letter Dated April 27, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 27, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 14, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Staff for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Our strengths, page 4

1.	We note your response to our prior comment 6, including your disclosure of the “most frequent SAEs”, and re-issue. Please revise your disclosure to specify all SAEs observed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 109-110, and 118-120 of the Revised Draft Registration Statement to specify all SAEs observed.

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Recent PRC regulatory developments, page 8

2.	We note your disclosure on page 9, and elsewhere, regarding the release of the CSRC’s Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), which took effect on March 31, 2023. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 64.

Conventions that apply to this prospectus, page 14

3.	We note your response to our prior comment 7 and the related revisions to the definition of “China” or the “PRC” on page 14. Although the revision addresses the issue of operational risks, it continues to carve Hong Kong and Macau out of the legal risks applicable to operating in the PRC. Please further revise this definition and clarify your statements on the cover page and page 6 accordingly.

In response to the Staff's comment, the Company has revised the definition on page 14. The Company would like to emphasize that it does not have any business operations in Hong Kong and Macau. Therefore, the operational and legal risks that apply to Hong Kong and Macau are not applicable to the Company’s operations.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

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